82-34813

VENABLE® LLP

8010 Towers Crescent Drive, Suite 300
Vienna, Virginia 22182-2707

Telephone 703-760-1600
Facsimile 703-821-8949

www.venable.com

Elizabeth R. Hughes (703) 760-1649 erhughes@venable.com


05005815

February 14, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
Attention: Ms. Mary Cascio

Re: Pharmaxis Ltd – Rule 12g3-2 Exemption

Dear Ms. Cascio:

In connection with our Rule 12g3-2 exemption and as required by Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, enclosed please find the following recent filing of Pharmaxis Ltd made with the Australian Stock Exchange:

1. Half year report for the period ended December 31, 2004 (filed February 11, 2005).

Should you have any questions or comments, please do not hesitate to contact me.

Yours truly,

Beth Hughes

Elizabeth R. Hughes

Enclosures

cc: David McGarvey

2/17

pharmaxis

Pharmaxis Ltd

ABN 75 082 811 630

ASX Half year report – 31 December 2004

Lodged with the ASX under Listing Rule 4.2A

This report is to be read in conjunction with the financial statements for the year ended 30 June 2004 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Contents

Pharmaxis Ltd

ABN 75 082 811 630

Reporting period: Half year ended 31st December 2004
(Previous corresponding period: Half year ended 31st December 2003)

Results for announcement to the market

				A$'000
Revenue from ordinary activities	**Up**	**21%**	to	**1,177**
Profit(Loss) from ordinary activities after tax	**Up**	**139%**	to	**(4,925)**
Net profit(loss) for the half year attributable to members	**Up**	**139%**	to	**(4,925)**

Dividends
It is not proposed to pay a dividend

Other Appendix 4D information

	31 December 2004	31 December 2003
Net tangible assets per ordinary share	**$ 0.29**	$ 0.27

Pharmaxis Ltd
Financial Report – 31 December 2004

Contents

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the financial statements for the year ended 30 June 2004 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Pharmaxis Ltd

Directors' Report

Your directors present their report on the company for the half-year ended 31 December 2004.

Directors

The following persons were directors of the company during the whole of the half-year and up to the date of this report:

Denis Hanley
Brett Charlton
Carrie Hillyard
Charles Kiefel
Malcolm McComas
Alan Robertson
Brigitte Smith

Review of operations

Overview

Major milestones achieved during the first half of fiscal 2005 include:

- The company successfully completed its Phase III clinical trial of the Aridol lung function test and its Phase II clinical trial of Bronchitol for bronchiectasis.
- The commencement of an investigator sponsored clinical trial of Aridol in the UK.
- Acceptance by the United States Food and Drug Administration of an Investigational New Drug Application for the clinical testing of Aridol.
- Continued steady recruitment in the Phase III clinical trial of Bronchitol in cystic fibrosis.
- The raising of $16.5 million in a share placement to qualified institutional buyers and sophisticated investors at $0.75 per share.
- A successful share purchase plan in which existing shareholders were able to purchase up to $4,998 worth of shares at the same price as the share placement. Half the company's shareholders chose to participate, and as a result the company raised $3.3 million.
- The establishment of a Level One American Depositary Receipt Program to facilitate the purchase of Pharmaxis shares by US investors. Subsequently the company has prepared the US SEC filings necessary for the company to apply for a NASDAQ listing.
- Granting of a US patent that extends the intellectual property protection for the company's autoimmune research.
- Commencement of a manufacturing upgrade that will, when complete, triple existing production capacity.
- UK regulatory approval for a three month UK clinical trial of Bronchitol in cystic fibrosis.
- Key staff appointments included Mr Philip Gregory as Marketing & Business Development Manager, bringing total employees at 31 December 2004 to 30.
- Completion of a three month safety study with Bronchitol in the UK.
- Scale up manufacture of PXS25 by contract supplier.

Financial Highlights

	31 December 2004 $	31 December 2003 $
Revenue		
Grant income	**466,185**	586,756
Interest	**711,043**	354,033
Rental income	**-**	34,430
	1,177,228	975,219
Expenses		
Research & development expenses	**(4,245,898)**	(2,186,062)
Administration expenses	**(1,536,170)**	(851,743)
Commercial expenses	**(319,991)**	
Net loss	**$(4,924,831)**	$(2,062,586)
Cash and bank accepted commercial bills	**$38,859,769**	$27,726,394
Net assets	**$40,870,002**	$30,721,758

Directors' Report (continued)

Grant income:
Grant income derives from the $3.0 million R&D Start Grant awarded to the company in June 2003 for the development of new treatments for cystic fibrosis. The decrease in grant income in the half-year ended 31 December 2004 compared to the half-year ended 31 December 2003 is due to a decrease in the level of research expenditure eligible for the grant in the December 2004 half-year.

Interest:
The increase in interest income is attributable to the greater level of funds invested during the first half of fiscal 2005. The company started the current fiscal year with $25.2 million of cash and bank accepted bills of exchange, to which was added approximately $19 million in November and December 2004 from the share placement and share purchase plan. By contrast, the company started the 2004 fiscal year with $7.4 million of cash and bank accepted commercial bills to which was added $22.9 million from the initial public offering in November 2003.

Research & development expenses:
Research & development expenses increased by approximately $2.1 million in the first half of fiscal 2005 compared to the first half of fiscal 2004. There are four components to the research & development expenses:

1. The research unit based at the John Curtin School of Medical Research within the Australian National University accounted for approximately 10 percent of our total research and development expenditure in the current half-year. The research unit is focused on autoimmune diseases. The level of expenditure in the first half of fiscal 2005 for this research unit has not changed materially from the first half of fiscal 2004.
2. The preclinical development group located at our Frenchs Forest facility accounted for approximately 15 percent of our total research and development expenditure in the current half-year and increased by approximately 35 percent compared to the prior comparable period. This group is managing the outsourced safety/toxicology studies of the Aridol and Bronchitol products and the preclinical development of lead compounds in the autoimmune area (PXS25 and PXS2076). Approximately 75 percent of expenditure in the current half-year related to the Aridol and Bronchitol studies. This area of research accounted for approximately 10 percent of the increase in overall research & development expenditure during the current half-year.
3. The clinical group located at our Frenchs Forest Facility accounted for approximately 50 percent of our total research and development expenditure in the current half-year and increased by approximately 250 percent compared to the prior comparable period. The clinical group designs and monitors the clinical trials run by the company. The majority of the expenditures of this group are directed at hospitals and other services related to the conduct and analysis of clinical trials. This significant increase in expenditure reflects the number of clinical trials ongoing during the first half of fiscal 2005. There were three trials ongoing during the period, including the 646 patient Aridol Phase III trial, and a number of trials in planning. This area of research accounted for approximately 75 percent of the increase in overall research & development expenditure during the current half-year.
4. Manufacturing. The TGA registered manufacturing facility at Frenchs Forest is focused on producing material for clinical trials and developing enhanced manufacturing processes. It is therefore classified as a research & development expenditure. Manufacturing accounted for approximately 25 percent of our total research and development expenditure in the current half-year and increased by approximately 50 percent compared to the prior comparable period, reflecting manufacturing performance/yield innovation and product stability studies required to support registration applications. This area of expenditure accounted for approximately 15 percent of the increase in overall research & development expenditure during the current half-year.

Administration expenses:
Administration expenses include accounting, administration, office and public company costs. Administration expenses for the current half-year were $1.5 million, an increase of 80 percent over the prior comparable period. The current period expenses include public company costs not previously incurred, such as the annual report as well as a full six months of public company costs such as ASX and share registry costs which were only present for six weeks in the prior comparable period. However the large increase in administration expenses is mainly attributable to cost incurred in preparing the US SEC filings necessary for the company to apply for a NASDAQ listing.

Commercial expenses:
The commercial group is preparing for the launch of Aridol in Australia and Europe.

Directors' Report (continued)

Balance Sheet:
The share placement and share purchase plan in November and December 2004 increased cash funds of the company by $19.0 million after deducting associated expenses. The issue of shares subsequent to the exercise of employee options contributed $56,250. Together with pre-existing funds the company ended the half year with $38.9 million in cash and bank accepted commercial bills.

The upgrading of the Frenchs Forest manufacturing facility and subsequent tripling of its current production capacity commenced during the period. Additional laboratory equipment to permit higher QC capacity and the in-sourcing of additional QC procedures accounted for the majority of other expenditure on plant and equipment.

Shareholders are advised that additional information concerning the company's progress in the quarter ended 31st December 2004 is contained in the December 2004 Quarterly Report to Shareholders, available on the Pharmaxis website.

Auditors' independence declaration

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 7.

This report is made in accordance with a resolution of the directors.



Alan D Robertson
Director

10th February 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditors' Independence Declaration

As lead auditor for the review of Pharmaxis Ltd for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Pharmaxis Ltd during the period.



WHB Seaton
Partner
PricewaterhouseCoopers

Sydney
10 February 2005

Pharmaxis Ltd

Statement of financial performance
For the half-year ended 31 December 2004

	Notes	**Half Year Ended 31 December 2004 $**	Half Year Ended 31 December 2003 $
Revenue from sale of goods	3	-	-
Cost of sales		-	-
Gross profit		-	-
Other revenues from ordinary activities	3	**1,177,228**	975,219
Other expenses from ordinary activities			
Research & development expenses		**(4,245,898)**	(2,186,062)
Administration expenses		**(1,536,170)**	(851,743)
Commercial expenses		**(319,991)**	
Profit / (loss) from ordinary activities before related income tax expense		**(4,924,831)**	(2,062,586)
Income tax expense / (credit)		-	-
Net profit / (loss)	4	**$ (4,924,831)**	$ (2,062,586)
Earnings per share	10	**Cents**	Cents
Basic and diluted earnings / (loss) per share		**(4.4)**	(2.8)

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of financial position

As at 31 December 2004

	Notes	31 December 2004 $	30 June 2004 $
Current Assets			
Cash and bank balances		**1,205,803**	1,117,532
Other financial assets – bank accepted commercial bills		**37,653,966**	24,099,491
Other		**439,138**	148,193
Total Current Assets		**39,298,907**	25,365,216
Non-Current Assets			
Plant and equipment		**1,804,633**	1,473,888
Intangible assets		**1,144,443**	1,161,909
Other – security deposits		**254,712**	260,007
Total Non-Current Assets		**3,203,788**	2,895,804
Total Assets		**42,502,695**	28,261,020
Current Liabilities			
Payables		**1,501,283**	1,447,810
Other liabilities – deferred research grants		**116,989**	23,223
Total Current Liabilities		**1,618,272**	1,471,033
Non-Current Liabilities			
Provisions		**14,421**	9,756
Total Non-Current Liabilities		**14,421**	9,756
Total Liabilities		**1,632,693**	1,480,789
Net Assets		**$ 40,870,002**	$ 26,780,231
Shareholders' Equity			
Share capital	5a	**54,709,970**	35,695,368
Retained earnings	5c	**(13,839,968)**	(8,915,137)
Total Shareholders' Equity		**$ 40,870,002**	$ 26,780,231

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of cashflows

For the half-year ended 31 December 2004

	Notes	**Half Year Ended 31 December 2004 $**	Half Year Ended 31 December 2003 $
Cash Flows from Operating Activities			
Research grant receipts from governments		**559,951**	380,888
Payments to suppliers and employees		**(6,054,742)**	(3,068,523)
Interest received		**711,043**	288,395
Rental income		**-**	34,556
Tax paid		**-**	-
Net cash flows from operating activities		**(4,783,748)**	(2,364,684)
Cash Flows from Investing Activities			
Payment for properties, plant and equipment		**(560,734)**	(156,339)
Payment for patent applications		**(27,374)**	(30,789)
Net cash flows from investing activities		**(588,108)**	(187,128)
Cash Flows from Financing Activities			
Issuance of shares	5	**19,827,819**	25,000,000
Transaction costs on share issue	5	**(813,217)**	(2,105,717)
Net cash flows from financing activities		**19,014,602**	22,894,283
Net Increase in Cash Held		**13,642,746**	20,342,471
Cash at the beginning of the financial year		**25,217,023**	7,383,923
Cash at the End of the Half-Year		**$ 38,859,769**	$ 27,726,394

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to and forming part of the financial statements

For the half-year ended 31 December 2004

Note 1 Basis of preparation of half-year financial report

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029: *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Pharmaxis Ltd during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2 Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001.*

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB will issue Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to Australian equivalents to IFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 2(r).

(a) Operating revenue

Revenues are recognised at fair value of the consideration received net of any applicable taxes.

Interest revenue is recognised as it accrues, taking into account the effective yield on the financial instruments.

Government research grant income is recognised as and when the relevant research expenditure is incurred. When the company receives income in advance of incurring the relevant expenditure, it is treated as deferred income as the company does not control the income until the relevant expenditure has been incurred.

(b) Receivables

Trade debtors are carried at amounts due. The collectibility of receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(c) Research and development costs

Research and development costs are expensed as incurred.

(d) Inventories

Raw materials and stores purchased to manufacture materials for clinical trials, together with the cost of manufacture are expensed as part of research and development expenses.

Note 2 Summary of Significant Accounting Policies (continued)

(e) Cash and bank accepted commercial bills

For purposes of the statement of cash flows, cash includes deposits at call and bank accepted commercial bills that are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

Bank accepted commercial bills are acquired at a discount to their face value. The bills are carried at cost plus a portion of the discount recognised as income on an effective yield basis. The discount brought to account each period is accounted for as interest received.

(f) Depreciation of plant and equipment

Items of plant and equipment, including leasehold improvements are depreciated or amortised over their estimated useful life to the company, ranging from 3 years to 10 years using the straight line method. Assets are depreciated or amortised from the date of acquisition and up to the date of disposal.

(g) Trade and other creditors

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 45 days of recognition.

(h) Employee entitlements

(i) Wages and salaries, annual leave

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employee services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Superannuation

The company contributes to standard defined contribution superannuation funds on behalf of all employees and directors at up to 9% of employee gross salary.

(iii) Employee share options

The value of options granted under share option plans is not charged as an employee entitlement expense.

(iv) Long service leave

A liability for long service leave is recognised, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(i) Intangible assets

Costs of purchase of patent licences and application costs for new patents are capitalised and amortised over the period in which the related benefits are expected to be realised. Remaining lives of patents range from 12 to 20 years.

(j) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. The future tax benefits relating to tax losses and timing differences are not carried forward as assets unless the benefit is virtually certain of realisation.

Note 2 Summary of Significant Accounting Policies (continued)

(k) Foreign currency translation

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at that date. Resulting exchange differences are brought to account in determining the profit or loss for the year.

(l) Lease payments

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expense in the periods in which they are incurred.

(m) Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

(n) Acquisitions of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up at the date of acquisition plus costs incidental to the acquisition.

(o) Non current assets

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount.

In assessing recoverable amounts of non-current assets the relevant cash flows have been discounted to their present value.

(p) Website costs

Costs in relation to building, enhancing and operating web sites controlled by the company are charged to expenses in the period in which they are incurred.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of shares are recognised directly in equity as a reduction of the share proceeds received.

(r) International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group will issue abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of Australian equivalents to IFRS will be first reflected in the company's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

Note 2 Summary of Significant Accounting Policies (continued)

The Chief Financial Officer of the company is managing the transition to Australian equivalents to IFRS and reports progress to each meeting of the Audit Committee. The company's transition plan is currently on schedule. An analysis of most of the Australian equivalents to IFRS has identified a number of accounting policy changes that will be required. In some cases choices of accounting policies are available, including elective exemptions under Accounting Standard AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* Some of these choices are still being analysed to determine the most appropriate accounting policy for the company.

The changes identified to date that will be required to the company's existing accounting policies include the following:

(i) *Income tax*

Under the pending Australian standard AASB 112 *Income Taxes*, deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method; items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss.

(ii) *Equity-based compensation benefits*

Under the pending Australian standard AASB 2 *Share-based Payment*, equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents to IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the full impact of the transition to Australian equivalents to IFRS on the company's financial position and reported results.

Note 3 Operating revenue

	31 December 2004 $	31 December 2003 $
Sales revenue	-	-
Interest received	**711,043**	354,033
Government research grant income	**466,185**	586,756
Rental income	-	34,430
	1,177,228	975,219

Notes to and forming part of the financial statements

For the half-year ended 31 December 2004

Note 4 Operating profit

	31 December 2004 $	31 December 2003 $
Operating profit before income tax for the year includes the following items:		
Expenditure		
Depreciation of plant and equipment	**229,988**	191,778
Amortisation of intangible assets	**44,840**	44,176
Rental expense of operating leases	**163,731**	167,666

Note 5 Shareholders' equity

		Notes	31 December 2004 $	30 June 2004 $
(a)	Contributed equity			
	134,750,092 ordinary shares (30 June 2004: 108,016,000)	(b)	**54,709,970**	35,695,368

During the half-year period the company raised $16.5 million from a share placement to qualified institutional buyers and sophisticated investors at a price of $0.75 per share, as a result of which the company issued 22 million shares. The company also raised $3,271,569 during the period from a share purchase plan offered to existing shareholders to purchase up to $4,998 worth of shares at the same price as the placement ($0.75). The company issued 4,362,092 shares under the share purchase plan.

The company also issued 372,000 shares during the period due to the exercise of previously granted options under the Pharmaxis Employee Option Plan.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. At a general meeting every shareholder present (in person or by proxy, attorney or representative) has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) has one vote per fully paid share on a poll.

		2004 Number of shares	2004 $
(b)	Movements in ordinary shares		
	Opening balance at 1 July 2004	**108,016,000**	**35,695,368**
	Shares issued – placement at $0.75	**22,000,000**	**16,500,000**
	Shares issued – share purchase plan at $0.75	**4,362,092**	**3,271,569**
	Shares issued – exercise of employee options	**372,000**	**56,250**
	Transaction costs on share issues	**-**	**(813,217)**
	Ordinary shares at the end of the half-year	**134,750,092**	**54,709,970**

Notes to and forming part of the financial statements

For the half-year ended 31 December 2004

Note 5 Shareholders' equity (continued)

	2004 $
(c) Retained earnings	
Retained earnings at the beginning of the financial year	(8,915,137)
Net profit / (loss)	(4,924,831)
Retained earnings at the end of the half-year	(13,839,968)

Note 6 Financial reporting by segments

The company operates predominantly in one industry. The principal activities of the company are the research, development and commercialisation of pharmaceutical products.

The company operates predominantly in one geographical area, being Australia.

Note 7 Contingent liabilities

The company has received three separate Australian Government research grants under the R&D START Program, two of which have completed. The Government may require the company to repay all or some of the amount of a particular grant together with interest in either of the following circumstances:

a) the company fails to use its best endeavours to commercialise the relevant grant project within a reasonable time of completion of the project; or
b) upon termination of a grant due to breach of agreement or insolvency.

The company continues the development and commercialisation of all three projects funded by the START Program.The total amount received under the START Program at 31 December 2004 was $3,703,309 of which $61,508 has been booked as deferred government research grants.

The company has been awarded a research grant under the Australian Government's Pharmaceuticals Partnerships Program ("P3"). The Government may require the company to repay all or some of the amount of the grant together with interest in any of the following circumstances:

a) The Government determines that expenditure claimed on research projects do not meet the P3 guidelines; or
b) upon termination of the grant due to breach of agreement, change in control of the company or insolvency.

The total amount received under the P3 Program at 31 December 2004 was $55,481 which has been booked as deferred government research grants.

The company's bankers have issued a bank guarantee of $169,462 in relation to a rental bond for which no provision has been made in the accounts. This bank guarantee is secured by a security deposit held at the bank.

Note 8 Commitments for expenditure

	2004 **$**	2003 $
Capital commitments for the acquisition of plant and equipment contracted for at the reporting date but not recognised as liabilities, payable:		
Within one year	**423,241**	-

Note 9 Subsequent events

There are no matter or circumstance that have arisen since 31 December 2004 that has significantly affected, or may significantly affect:

(a) the company's operations in future financial periods, or
(b) the results of those operations in future financial periods, or
(c) the company's state of affairs in future financial periods.

Note 10 Earnings per share

	2004 **Cents**	2003 Cents
Basic and diluted earnings / (loss) per share	**(4.4)**	(2.8)

Diluted earnings per share is equivalent to basic earnings per share as the potential ordinary shares are anti-dilutive and have therefore not been included in the diluted earnings per share calculation.

	2004 **Number**	2003 Number
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings / (loss) per share	**113,102,841**	52,283,475

Information concerning the classification of securities
Options
Options granted to employees under the Pharmaxis Employee Option Plan are considered to be potential ordinary shares for the purpose of calculating diluted earnings per share.

Pharmaxis Ltd

Directors' declaration

In the directors' opinion:

a) the financial statements and notes set out on pages 4 to 17 are in accordance with the Corporations Act 2001, including:
   (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
   (ii) giving a true and fair view of the company's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the six months ended on that date; and
b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.



Alan D Robertson
Director

Sydney
10th February 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent review report to the members of Pharmaxis Ltd

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Pharmaxis Ltd:

- does not give a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Pharmaxis Ltd as at 31 December 2004, and of its performance for the half-year ended on that date, and
- is not presented in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*

This statement must be read in conjunction with the rest of our review report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Pharmaxis Ltd, for the half-year ended 31 December 2004.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

PRICEWATERHOUSECOOPERS

We performed procedures in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly, in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which included:

- inquiries of company personnel, and
- analytical procedures applied to financial data.

When this review report is included in a document containing the directors' report, our procedures include reading the directors' report to determine whether it contains any material inconsistencies with the financial report.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



WHB Seaton
Partner

Sydney
10 February 2004